NEWS RELEASE

New York - AG	January 14, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces Shareholder Approval
in Connection with Gatos Silver Acquisition

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce that, in connection with the Company's acquisition of Gatos Silver, Inc. (NYSE:GATO) (TSX:GATO) ("Gatos Silver"), the Company's shareholders have approved the issuance of up to 190,000,000 First Majestic common shares ("First Majestic Shares") to holders of shares of common stock of Gatos Silver ("Gatos Silver Shares") in exchange for the acquisition by the Company of all of the outstanding shares of Gatos Silver (the "Transaction").  Approximately 98.44% of the votes cast at the special meeting of the Company's shareholders that was held today were voted in favour of the resolution approving the issuance of up to 190,000,000 First Majestic Shares.

In addition, Gatos Silver's stockholders approved the merger agreement between First Majestic and Gatos Silver (the "Merger Resolution") at a special meeting of Gatos Silver stockholders that was held earlier today, with approximately 71.3% of the outstanding Gatos Silver Shares voted in favour of the Merger Resolution.  Upon the consummation of the Transaction, Gatos Silver stockholders will receive 2.55 First Majestic Shares for each Gatos Silver Share held, with any fractional shares to be paid in cash, without interest.

Closing of the Transaction is expected to occur prior to market open on January 16, 2025, subject to the satisfaction or waiver of the remaining customary closing conditions.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

On September 5, 2024, First Majestic and Gatos Silver announced that they had entered into a definitive merger agreement pursuant to which First Majestic will acquire all of the issued and outstanding shares of Gatos Silver common stock.  More information relating to the Transaction can be found on the Company's website, www.firstmajestic.com.

Investors and Media Contact:

Darrell Rae

Investor Relations

info@firstmajestic.com

(604) 688 3033

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and "forward-looking information" under applicable Canadian securities laws (collectively, "forward‐looking statements").  These statements relate to future events or the future performance, business prospects or opportunities of First Majestic that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management of First Majestic made in good faith in light of management's experience and perception of historical trends, current conditions and expected future developments.  Forward‐looking statements in this news release include, but are not limited to, statements with respect to closing of the Transaction and timing related thereto.  Assumptions may prove to be incorrect and actual results may differ materially from those anticipated.  Consequently, guidance cannot be guaranteed.  As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur.  All statements other than statements of historical fact may be forward‐looking statements.

Actual results may vary from forward‐looking statements.  Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to satisfaction or waiver of all remaining applicable closing conditions for the Transaction on a timely basis or at all including, without limitation, the lack of material changes with respect to First Majestic and Gatos Silver and their respective businesses, as well as additional factors discussed in the section entitled "Description of the Business ‐ Risk Factors" in First Majestic's most recently filed Annual Information Form, available under its profile on SEDAR+ at www.sedarplus.ca, and as an exhibit to its most recently filed Form 40‐F available on EDGAR at www.sec.gov/edgar or on First Majestic's website.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

First Majestic believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon.  These statements speak only as of the date hereof.  First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information, except as required by applicable laws.